SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Freshworks Inc.

(Name of Issuer)

Class A Common Stock, par value $0.00001 per share

(Title of Class of Securities)

358054 10 4

(CUSIP Number)

February 9, 2023

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 358054 10 4	SCHEDULE 13G/A	Page 2 of 9 Pages

1.	Name of Reporting Person WestBridge Crossover Fund, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Republic of Mauritius

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 16,512,210(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 16,512,210(1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,512,210(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 10.2% (2)
12.	Type of Reporting Person (see instructions) OO

(1)	Represents 16,512,210 shares of Class A common stock held directly by WestBridge Crossover Fund, LLC.
(2)

The percent of class was calculated based on 161,102,744 shares of Class A common stock outstanding as of October 28, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2022.

CUSIP No. 358054 10 4	SCHEDULE 13G/A	Page 3 of 9 Pages

1.	Name of Reporting Person WestBridge Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Republic of Mauritius

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 16,512,210 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 16,512,210 (1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,512,210 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 10.2% (2)
12.	Type of Reporting Person (see instructions) OO

(1)	Represents 16,512,210 shares of Class A common stock held directly by WestBridge Crossover Fund, LLC. WestBridge Capital Management, LLC is the investment manager of WestBridge Crossover Fund, LLC.
(2)

The percent of class was calculated based on 161,102,744 shares of Class A common stock outstanding as of October 28, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2022.

CUSIP No. 358054 10 4	SCHEDULE 13G/A	Page 4 of 9 Pages

1.	Name of Reporting Person Sumir Chadha
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 16,512,210 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 16,512,210 (1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,512,210 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 10.2% (2)
12.	Type of Reporting Person (see instructions) IN

(1)

Represents 16,512,210 shares of Class A common stock held directly by WestBridge Crossover Fund, LLC. WestBridge Capital Management, LLC is the investment manager of WestBridge Crossover Fund, LLC. Sumir Chadha and Sandeep Singhal are directors of WestBridge Capital Management, LLC.

(2)

The percent of class was calculated based on 161,102,744 shares of Class A common stock outstanding as of October 28, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2022.

CUSIP No. 358054 10 4	SCHEDULE 13G/A	Page 5 of 9 Pages

1.	Name of Reporting Person Sandeep Singhal
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization India

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 16,512,210 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 16,512,210 (1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,512,210 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 10.2% (2)
12.	Type of Reporting Person (see instructions) IN

(1)

Represents 16,512,210 shares of Class A common stock held directly by WestBridge Crossover Fund, LLC. WestBridge Capital Management, LLC is the investment manager of WestBridge Crossover Fund, LLC. Sumir Chadha and Sandeep Singhal are directors of WestBridge Capital Management, LLC.

(2)

The percent of class was calculated based on 161,102,744 shares of Class A common stock outstanding as of October 28, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2022.

CUSIP No. 358054 10 4	SCHEDULE 13G/A	Page 6 of 9 Pages

Item 1(a).	Name of Issuer:

Freshworks Inc.

Item 1(b).	Address of Issuer’s Principal Executive Officers:

2950 S Delaware Street, Suite 201

San Mateo, CA 94403

Item 2(a).	Name of Person(s) Filing:

WestBridge Crossover Fund, LLC

WestBridge Capital Management, LLC

Sumir Chadha

Sandeep Singhal

Item 2(b).	Address of Principal Business Office:

WestBridge Crossover Fund, LLC	c/o Citco (Mauritius) Limited 4th Floor, Tower A, 1 Cybercity Ebène, Republic of Mauritius 72201

WestBridge Capital Management, LLC	Apex House, Bank Street, TwentyEight, Cybercity, Ebene 72201, Republic of Mauritius

Sumir Chadha	520 S. El Camino Real, Suite 900 San Mateo, CA 94402

Sandeep Singhal	301, 3rd Floor, Campus 6A, RMZ Ecoworld Sarjapur-Marathahalli, Outer Ring Road Bangalore, KA 560103

Item 2(c).	Citizenship or Place of Organization:

WestBridge Crossover Fund, LLC	Republic of Mauritius

WestBridge Capital Management, LLC	Republic of Mauritius

Sumir Chadha	United States

Sandeep Singhal	India

Item 2(d).	Title of Class of Securities:

Class A Common Stock

Item 2(e).	CUSIP Number:

358054 10 4

CUSIP No. 358054 10 4	SCHEDULE 13G/A	Page 7 of 9 Pages

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);(1)

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

(1)	WestBridge Capital Management, LLC

Item 4.	Ownership.

Item 4(b).	Percent of Class:

Item 4(c).	Number of shares as to which such persons have:

(a) — (c)	Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

	Number of Shares Beneficially Owned	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Percentage of Ordinary Shares Outstanding
WestBridge Crossover Fund, LLC	16,512,210	16,512,210	—	16,512,210	—	10.2%
WestBridge Capital Management, LLC	16,512,210	16,512,210	—	16,512,210	—	10.2%
Sumir Chadha	16,512,210	16,512,210	—	16,512,210	—	10.2%
Sandeep Singhal	16,512,210	16,512,210	—	16,512,210	—	10.2%

The percent of class was calculated based on 161,102,744 shares of Class A common stock outstanding as of October 28, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2022.

CUSIP No. 358054 10 4	SCHEDULE 13G/A	Page 8 of 9 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof, the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

The Reporting Persons expressly disclaim membership in a “group” as used in Rule 13d-5(b)(1).

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 358054 10 4	SCHEDULE 13G/A	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2023

WESTBRIDGE CROSSOVER FUND, LLC

By:	/s/ Peter Wendell
Director

WESTBRIDGE CAPITAL MANAGEMENT, LLC

By:	/s/ Sumir Chadha
Director

/s/ Sumir Chadha
Sumir Chadha

/s/ Sandeep Singhal
Sandeep Singhal